Pension Plan Death Benefit Endorsement

This Endorsement forms a part of the Certificate to which it is attached. The Effective Date of this Endorsement is the Issue Date shown on the Certificate Schedule of this Certificate. In the case of a conflict with any provision in the Certificate, the provisions of this Endorsement will control.

This Endorsement applies only to a Certificate owned by a Trust exempt from tax under Section 501 of the Internal Revenue Code ("Code") on behalf of a pension or profit sharing plan qualified under Section 401(a) of the Code. In such event, the Trust may change the Annuitant at any time prior to the Income Date and upon the death of the Annuitant may designate a new Annuitant and continue the Certificate in force.



                  PREFERRED LIFE INSURANCE COMPANY OF NEW YORK



      /s/MICHAEL T. WESTERMEYER                          /s/THOMAS J. LYNCH
            ---------                                         ---------
            Secretary                                         President